SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

zulily, inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

989774 104

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989774 104

1.	Names of Reporting Persons Greenspring Global Partners IV-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 1,538,205(1)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 1,538,205(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,205 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.4%(2)
12.	Type of Reporting Person (see instructions) PN

(1)	Consists of (a) 124,258 shares of Class B Common Stock held by Greenspring Global Partners IV-A, L.P., (b) 1,044,101 shares of Class B Common Stock held by Greenspring Global Partners IV-B, L.P. and (c) 369,846 shares of Class B Common Stock held by Greenspring Global Partners IV-C, L.P. Greenspring GP IV, LLC, the general partner of Greenspring Global Partners IV-A, L.P., Greenspring Global Partners IV-B, L.P. and Greenspring Global Partners IV-C, L.P., has sole voting and investment power with respect to the shares held by Greenspring Global Partners IV-A, L.P., Greenspring Global Partners IV-B, L.P. and Greenspring Global Partners IV-C, L.P. The managing members of Greenspring GP IV, LLC are James Lim and Ashton Newhall. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(2)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 1,538,205 shares of Class B Common Stock held by the Reporting Person represent 1.2% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Greenspring Global Partners IV-B, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 1,538,205(3)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 1,538,205(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,205 shares(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.4%(4)
12.	Type of Reporting Person (see instructions) PN

(3)	Consists of (a) 124,258 shares of Class B Common Stock held by Greenspring Global Partners IV-A, L.P., (b) 1,044,101 shares of Class B Common Stock held by Greenspring Global Partners IV-B, L.P. and (c) 369,846 shares of Class B Common Stock held by Greenspring Global Partners IV-C, L.P. Greenspring GP IV, LLC, the general partner of Greenspring Global Partners IV-A, L.P., Greenspring Global Partners IV-B, L.P. and Greenspring Global Partners IV-C, L.P., has sole voting and investment power with respect to the shares held by Greenspring Global Partners IV-A, L.P., Greenspring Global Partners IV-B, L.P. and Greenspring Global Partners IV-C, L.P. The managing members of Greenspring GP IV, LLC are James Lim and Ashton Newhall. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(4)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 1,538,205 shares of Class B Common Stock held by the Reporting Person represent 1.2% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Greenspring Global Partners IV-C, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 1,538,205(5)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 1,538,205(5)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,205 shares(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.4%(6)
12.	Type of Reporting Person (see instructions) PN

(5)	Consists of (a) 124,258 shares of Class B Common Stock held by Greenspring Global Partners IV-A, L.P., (b) 1,044,101 shares of Class B Common Stock held by Greenspring Global Partners IV-B, L.P. and (c) 369,846 shares of Class B Common Stock held by Greenspring Global Partners IV-C, L.P. Greenspring GP IV, LLC, the general partner of Greenspring Global Partners IV-A, L.P., Greenspring Global Partners IV-B, L.P. and Greenspring Global Partners IV-C, L.P., has sole voting and investment power with respect to the shares held by Greenspring Global Partners IV-A, L.P., Greenspring Global Partners IV-B, L.P. and Greenspring Global Partners IV-C, L.P. The managing members of Greenspring GP IV, LLC are James Lim and Ashton Newhall. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(6)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 1,538,205 shares of Class B Common Stock held by the Reporting Person represent 1.2% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Greenspring GP IV, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,538,205(7)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 1,538,205(7)
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,205 shares(7)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.4%(8)
12.	Type of Reporting Person (see instructions) OO

(7)	Consists of (a) 124,258 shares of Class B Common Stock held by Greenspring Global Partners IV-A, L.P., (b) 1,044,101 shares of Class B Common Stock held by Greenspring Global Partners IV-B, L.P. and (c) 369,846 shares of Class B Common Stock held by Greenspring Global Partners IV-C, L.P. Greenspring GP IV, LLC, the general partner of Greenspring Global Partners IV-A, L.P., Greenspring Global Partners IV-B, L.P. and Greenspring Global Partners IV-C, L.P., has sole voting and investment power with respect to the shares held by Greenspring Global Partners IV-A, L.P., Greenspring Global Partners IV-B, L.P. and Greenspring Global Partners IV-C, L.P. The managing members of Greenspring GP IV, LLC are James Lim and Ashton Newhall. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(8)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 1,538,205 shares of Class B Common Stock held by the Reporting Person represent 1.2% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Greenspring Crossover Ventures I, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 153,820(9)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 153,820(9)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 153,820 shares(9)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.1%(10)
12.	Type of Reporting Person (see instructions) PN

(9)	Consists of 153,820 shares of Class B Common Stock held by Greenspring Crossover Ventures I, L.P. Greenspring Crossover I GP, L.L.C., the general partner of Greenspring Crossover Ventures I, L.P., has sole voting and investment power with respect to the shares held by Greenspring Crossover Ventures I, L.P. The managing members of Greenspring Crossover I GP, L.L.C. are James Lim and Ashton Newhall. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(10)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 153,820 shares of Class B Common Stock held by the Reporting Person represent 0.1% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Greenspring Crossover I GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 153,820(11)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 153,820(11)
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 153,820 shares(11)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.1%(12)
12.	Type of Reporting Person (see instructions) OO

(11)	Consists of 153,820 shares of Class B Common Stock held by Greenspring Crossover Ventures I, L.P. Greenspring Crossover I GP, L.L.C., the general partner of Greenspring Crossover Ventures I, L.P., has sole voting and investment power with respect to the shares held by Greenspring Crossover Ventures I, L.P. The managing members of Greenspring Crossover I GP, L.L.C. are James Lim and Ashton Newhall. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(12)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 153,820 shares of Class B Common Stock held by the Reporting Person represent 0.1% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons James Lim
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 1,692,025(13)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 1,692,025(13)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,692,025 shares(13)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.3%(14)
12.	Type of Reporting Person (see instructions) IN

(13)	Consists of (a) 124,258 shares of Class B Common Stock held by Greenspring Global Partners IV-A, L.P., (b) 1,044,101 shares of Class B Common Stock held by Greenspring Global Partners IV-B, L.P., (c) 369,846 shares of Class B Common Stock held by Greenspring Global Partners IV-C, L.P. and (d) 153,820 shares of Class B Common Stock held by Greenspring Crossover Ventures I, L.P. Greenspring GP IV, LLC, the general partner of Greenspring Global Partners IV-A, L.P., Greenspring Global Partners IV-B, L.P. and Greenspring Global Partners IV-C, L.P., has sole voting and investment power with respect to the shares held by Greenspring Global Partners IV-A, L.P., Greenspring Global Partners IV-B, L.P. and Greenspring Global Partners IV-C, L.P. The managing members of Greenspring GP IV, LLC are James Lim and Ashton Newhall. Greenspring Crossover I GP, L.L.C., the general partner of Greenspring Crossover Ventures I, L.P., has sole voting and investment power with respect to the shares held by Greenspring Crossover Ventures I, L.P. The managing members of Greenspring Crossover I GP, L.L.C. are James Lim and Ashton Newhall. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(14)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 1,692,025 shares of Class B Common Stock held by the Reporting Person represent 1.4% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Ashton Newhall
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 1,692,025(15)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 1,692,025(15)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,692,025 shares(15)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.3%(16)
12.	Type of Reporting Person (see instructions) IN

(15)	Consists of (a) 124,258 shares of Class B Common Stock held by Greenspring Global Partners IV-A, L.P., (b) 1,044,101 shares of Class B Common Stock held by Greenspring Global Partners IV-B, L.P., (c) 369,846 shares of Class B Common Stock held by Greenspring Global Partners IV-C, L.P. and (d) 153,820 shares of Class B Common Stock held by Greenspring Crossover Ventures I, L.P. Greenspring GP IV, LLC, the general partner of Greenspring Global Partners IV-A, L.P., Greenspring Global Partners IV-B, L.P. and Greenspring Global Partners IV-C, L.P., has sole voting and investment power with respect to the shares held by Greenspring Global Partners IV-A, L.P., Greenspring Global Partners IV-B, L.P. and Greenspring Global Partners IV-C, L.P. The managing members of Greenspring GP IV, LLC are James Lim and Ashton Newhall. Greenspring Crossover I GP, L.L.C., the general partner of Greenspring Crossover Ventures I, L.P., has sole voting and investment power with respect to the shares held by Greenspring Crossover Ventures I, L.P. The managing members of Greenspring Crossover I GP, L.L.C. are James Lim and Ashton Newhall. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(16)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 1,692,025 shares of Class B Common Stock held by the Reporting Person represent 1.4% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

Item 1(a).	Name of Issuer: zulily, inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2200 First Avenue South Seattle, WA 98134

Item 2(a).	Name of Person Filing:

(i)	Greenspring Global Partners IV-A, L.P.

(ii)	Greenspring Global Partners IV-B, L.P.

(iii)	Greenspring Global Partners IV-C, L.P.

(iv)	Greenspring GP IV, LLC

(v)	Greenspring Crossover Ventures I, L.P.

(vi)	Greenspring Crossover I GP, L.L.C.

(vii)	James Lim

(viii)	Ashton Newhall

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

Greenspring Associates

100 Painters Mill Road, Suite 700

Owings Mills, Maryland 21117

Item 2(c).	Citizenship: Greenspring Global Partners IV-A, L.P., Greenspring Global Partners IV-B, L.P., Greenspring Global Partners IV-C, L.P. and Greenspring Crossover Ventures I, L.P. are Delaware limited partnerships and Greenspring GP IV, LLC and Greenspring Crossover I GP, L.L.C. are Delaware limited liability companies. Each of Mr. Lim and Mr. Newhall are United States citizens.

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 989774 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

Greenspring Global Partners IV-A, L.P.
By:	Greenspring General Partner IV, L.P.
By:	Greenspring GP IV, LLC

By:	/s/ Eric Thompson
Name:	Eric Thompson
Title:	CFO

Greenspring Global Partners IV-B, L.P.
By:	Greenspring General Partner IV, L.P.
By:	Greenspring GP IV, LLC

By:	/s/ Eric Thompson
Name:	Eric Thompson
Title:	CFO

Greenspring Global Partners IV-C, L.P.
By:	Greenspring General Partner IV, L.P.
By:	Greenspring GP IV, LLC

By:	/s/ Eric Thompson
Name:	Eric Thompson
Title:	CFO

Greenspring Crossover Ventures I, L.P.
By:	Greenspring Crossover I GP, L.P.
By:	Greenspring Crossover I GP, L.L.C.

By:	/s/ Eric Thompson
Name:	Eric Thompson
Title:	CFO

Greenspring GP IV, LLC

By:	/s/ Eric Thompson
Name:	Eric Thompson
Title:	CFO

Greenspring Crossover I GP, L.L.C.

By:	/s/ Eric Thompson
Name:	Eric Thompson
Title:	CFO

/s/ James Lim
James Lim

/s/ Ashton Newhall
Ashton Newhall